THE LAW OFFICE OF CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

May 10, 2010

Ms. Maryse Mills-Apenteng
Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Surna Inc.
Form S-1 Registration Statement
File No. 333-164578

Dear Ms. Mills-Apeuteng:

In response to your letter of comments dated February 24, 2010, please be advised as follows:

General

1.  Again, Surna Inc. is not a blank check corporation.   Section 7(b)(3) of the Securities Act of 1933, as amended (the “Act”) defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.”

Surna Inc. has a specific plan and purpose.  Its business purpose is to develop software products.  Its specific plan is the same.   In fact in Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to offerings by small businesses ... where a detailed plan of business is developed....  Likewise, start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.”   If start-up companies were subject to Rule 419, all start-up businesses would be considered blank check companies.

Further, Surna Inc. has not indicated in any manner whatsoever, that is plans to merge with an unidentified company or companies.  Its plan, again, is to develop software products.

Accordingly, Surna Inc. is not a blank check corporation as defined in section 7(b)(3) of the Act and is not subject to the provisions or Rule 419 of the Act.

Outside Front Cover

2.  The telephone number has been deleted.

Summary of the Offering

3.  The revision requested has been provided.

Ms. Maryse Mills-Apenteng
Special Counsel
Securities and Exchange Commission
RE:	Surna Inc.
Form S-1 Registration Statement
File No. 333-164578
May 10, 2010
Page 2

Business

4.  The business section has been revised to reflect the information is forward looking since the company has not begun operations.

5.  The information requested has been provided.

6.  The information requested has been provided.

Government Regulation

7.  “Are” has been revised to “will be”.

Management

8.  The information requested has been provided.

9.  A risk factor has been added.

10.  The Company will amend your prospectus to provide the disclosure contemplated by the recent proxy disclosure enhancements release, SEC Release No. 34-61175.

Conflicts of Interest

11.  The disclosure requested has been provided.

Undertakings

12.  The undertakings have been revised as requested.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Surna Inc.